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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                        PUBLISHERS EQUIPMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              COMMON AND PREFERRED
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    744 650
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    HANS OLOV JOHANSSON, c/o AB BONNIERFORETAGEN, S-11390 STOCKHOLM, SWEDEN
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               DECEMBER 30, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

CUSIP NO.   744 650
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MAIN LINE DEVELOPMENTS LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  N/A
    (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)

     N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     HAMILTON, BERMUDA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                1,725,397
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                       0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         1,725,397
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,725,397
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

      N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IV
--------------------------------------------------------------------------------


INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.



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
(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

                    Category of Source                                                   Symbol

                    Subject Company (Company whose securities are being acquired)         SC
                    Bank                                                                  BK
                    Affiliate (of reporting person)                                       AF
                    Working Capital (of reporting person)                                 WC
                    Personal Funds (of reporting person)                                  PF
                    Other                                                                 OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. -- Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

                    Category                                                             Symbol

                    Broker-Dealer                                                         BD
                    Bank                                                                  BK
                    Insurance Company                                                     IC
                    Investment Company                                                    IV
                    Investment Adviser                                                    IA
                    Employee Benefit Plan, Pension Fund, or Endowment Fund                EP
                    Parent Holding Company                                                HC
                    Corporation                                                           CO
                    Partnership                                                           PN
                    Individual                                                            IN
                    Other                                                                 OO

Notes:

     Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D


     Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         The title and class of equity securities to which this statement relates is common and preferred stock of Publishers Equipment Corporation, a Texas corporation ("PEC"). The address of the principal executive offices of PEC is 16660 Dallas Parkway, Suite 1100, Dallas, Texas 75248.

Item 2.  Identity and Background.

         The following information is provided for the reporting person:

         (a) Main Line Developments Limited ("Main Line");

         (b) Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda;

         (c) Main Line is a Bermudan investment company with investments primarily in Brazil and Switzerland;

         (d) None;

         (e) None;

         (f) The corporation is formed and existing under the laws of Bermuda

                     Information Requested in Instruction C

         The following information is provided, pursuant to Instruction C, in regard to each officer, director and person controlling Main Line;

         (a) Simon Bonnier;

         (b) Moncarapacho, PT-8700 Olhao, Portugal;

         (c) Director;

         (d) None;

         (e) None;

         (f) Swedish


         (a) Hans Olov Johansson;

         (b) Stromkarlsvagen 43, 167 62 Bromma, Sweden;

         (c) Director;

         (d) None;

         (e) None;

         (f) Swedish;


         (a) Richard D. Spurling;

         (b) Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda;

         (c) Director;

         (d) None;

         (e) None;

         (f) Bermudan;


         (a) Judith Collis;

         (b) Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda;

         (c) Director;

         (d) None;

         (e) None;

         (f) Bermudan;

Item 3.  Source and Amount of Funds or Other Consideration.

         As of December 30, 1998, Main Line acquired 1.725.397 common shares and
14.534 preferred shares in PEC at $ 0.16 per share or $ 278.388:96. Payment was made in cash from working capital funds maintained by Main Line for general business purposes.

Item 4.  Purpose of Transaction

         Main Line entered into the transaction the subject of this report for general investment purposes. Main Line has no present plans or proposals which would relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of PEC, or the disposition of securities of PEC;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PEC or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of PEC or any of its subsidiaries;

         (d) any change in the present board of directors or management of PEC, including any plans or proposals to change the number or terms or directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of PEC;

         (f) any other material change in PEC's business or corporate structure;

         (g) changes in PEC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of PEC by any person;

         (h) causing a class of securities of PEC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of PEC becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934 as amended; or

         (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Schedule, Main Line owns 1.725.397 shares of Common Stock and 14.534 shares of Preferred Stock, which represents 33% of the total number of shares of PEC Common Stock issued and outstanding on January 1, 1999. Other than Main Line, none of the persons listed in Item 2 own any class of securities of PEC.

         (b) Main Line has the sole voting and dispositive power of the
             1.725.397 shares of PEC Common Stock which it owns.

         (c) Not applicable

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, PEC Common Stock or Preferred Stock owned by Main Line

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The previous owner of the shares now bought by Main Line, AB Bonnierforetagen, was bound by certain restrictions, which restrictions will apply also to Main Line. These restrictions are as follows:

         (a) Until December 5, 1999, PEC has a right of first refusal with respect to all PEC shares Main Line now owns or hereafter acquires;

         (b) For a period ending December 5, 1999, Main Line agrees not to acquire any additional shares of PEC Common Stock, except from PEC;

         (c) Main Line may name two members of PEC's board of directors, so long as Main Line owns at least 15 % of PEC's outstanding Common Stock.

         The terms of the Series A Convertible Preferred Stock referring to the
14.534 shares of Preferred Stock now owned by Main Line, provide that Main Line may cause conversion of the shares into PEC Common Stock upon certain extraordinary events, such as PEC's merger or consolidation, reorganization, sale of substantially all the assets, change in control of PEC, or upon the issuance of other preferred stock which purports to be senior to Main Line's preferred stock. The 14.534 shares of Preferred Stock now owned by Main Line will automatically be converted to 14.534 shares of Common Stock of PEC on January 1, 2000.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DECEMBER 30, 1998
--------------------------------------------------------------------------------
Date

     /s/ HANS OLOV JOHANSSON
--------------------------------------------------------------------------------
Signature

     HANS OLOV JOHANSSON, DIRECTOR
--------------------------------------------------------------------------------
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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